03014892

SO 3/7/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C. FEB 28 2003 803

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2003

SEC FILE NUMBER
8- 3337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALBERT FRIED & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET
(No. and Street)

NEW YORK, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS ALBURTUS 212-422-7299 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARGOLIN, WINER & EVENS LLP
(Name – *if individual, state last, first, middle name*)

400 GARDEN CITY PLAZA (Address) GARDEN CITY, (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALBERT FRIED, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALBERT FRIED & COMPANY, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY KATSINGRIS
Notary Public, State of New York
No. 01KA4991153
Qualified in New York County
Commission Expires 01/27/2006

Notary Public

Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The report of ALBERT FRIED & COMPANY, LLC as of December 31, 2002 has been or will be made available to all members or allied members of their organization.

Member

Member

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,		2002
ASSETS		
Cash		$ 91,591
Cash Segregated for the Exclusive Benefit of Customers		2,228,743
Deposits with Clearing Organizations		2,210,000
Securities Borrowed (Notes 2 and 5)		1,706,500
Receivables from Brokers and Dealers (Notes 5 and 6)		13,160,094
Receivables from Customers (Note 5)		4,707,340
Securities Owned, at market value (Note 2):		
Obligations of U.S. government	$ 5,492,525	
Other	141,274,523	146,767,048
Exchange Memberships - owned by the company, at cost (market value $16,000,000)		9,885,375
Loan Receivable		9,870,931
Accrued Interest Receivable		147,591
Other Assets (Notes 2 and 3)		4,698,382
Total Assets		$ 195,473,595
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Bank loans and overdraft payable		$ 1,073,707
Securities sold not yet purchased, at market value (Notes 2 and 5)		1,341,100
Payable to customers		5,602,500
Miscellaneous liabilities and accrued expenses		802,094
Total Liabilities		8,819,401
Subordinated Borrowings (Note 4)		4,000,000
Members' Equity (Notes 1 and 8)		182,654,194
Total Liabilities and Members' Equity		$ 195,473,595

The accompanying notes are an integral part of this statement.